Exhibit (a) (54)



                              Fant Industries Inc.
                              2154 Highland Avenue
                            Birmingham, Alabama 35205
                              Phone: (205) 933-1030


For further information contact:

Anthony J. Fant
(205) 933-1030

Richard Grubaugh
Beacon Hill Partners
(212) 843-8500

FOR IMMEDIATE RELEASE
---------------------

FANT INDUSTRIES EXTENDS OFFER FOR SHARES OF HEI, INC.
-----------------------------------------------------

NEW YORK, NEW YORK - August 11, 1998 -- The Fant Industries Inc. tender offer, proration period, and withdrawal rights for shares of HEI, Inc. (Nasdaq: HEII) have been extended and will expire on Monday, August 17, 1998 at 12:00 midnight New York City Time unless extended further. To date, approximately 1,836,000 shares of the Company's Common Stock have been tendered.

R.J. Steichen & Co. is the Dealer Manager, and Beacon Hill Partners, Inc. is the Information Agent.